EXHIBIT 21
                                                                      ----------


                    SUBSIDIARIES OF DARDEN RESTAURANTS, INC.


As of May 25, 2003, we had four "significant subsidiaries", as defined in Regulation S-X, Rule 1-02(w), identified as follows:

     GMRI, Inc., a Florida corporation, doing business as Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones.

     GMRI Florida, Inc., a Florida corporation, owning a 99% limited partnership interest in GMRI Texas, L.P.

     GMRI Texas, L.P., a Texas limited partnership, doing business as Red Lobster, Olive Garden and Bahama Breeze.

     GMR Restaurants of Pennsylvania, Inc., a Pennsylvania corporation, doing business as Red Lobster, Olive Garden and Smokey Bones.

We also had other direct and indirect subsidiaries as of May 25, 2003 but none of these subsidiaries would constitute a "significant subsidiary" as defined in Regulation S-X, Rule 1-02(w).